UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-169770

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	January 31, 2014
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BLUE WATER PETROLEUM CORP.

Full Name of Registrant

DEGARO INNOVATIONS CORP.

Former Name if Applicable

6025 S. Quebec, Suite 100

Address of Principal Executive Office (Street and Number)

Centennial, Colorado 80111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Blue Water Petroleum Corp. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended January 31, 2014 (the “Quarterly Report”) by the March 17, 2014 filing date applicable to smaller reporting companies due to an unexpected delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report.  The delay is primarily due to the Registrant’s financing efforts.  As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting will require additional time to complete its review of the financial statements for the period ended January 31, 2014 to be filed with the Quarterly Report once the Registrant completes its financial statements.  The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kenneth G. Sam	303	629-3445
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In May of 2013, the Registrant’s Board of Directors (the “Board”) appointed Thomas Hynes to the Board and as the Registrant’s Chief Executive Officer.  Shortly thereafter, management decided to discontinue the Registrant’s solar power business to focus the Registrant’s future business strategy on the acquisition, exploration and development of oil and natural gas properties across the United States.  This change in operating results is primarily the result of a change in business strategy and subsequent expenditure to begin implementation of that strategy.  The Registrant’s oil and gas exploration and development program required the use of additional consultants and contractors, which increased the Registrant’s overall expenses.

BLUE WATER PETROLEUM CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2014	By	/s/ Thomas Hynes
Chief Executive Officer
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